

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

Christopher T. Giordano
President and Chief Executive Officer
Tenax Therapeutics, Inc.
101 Glen Lennox Drive, Suite 300
Chapel Hill, NC 27517

>   **Re: Tenax Therapeutics, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 1, 2023**
>   **File No. 333-275856**

Dear Christopher T. Giordano:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed December 1, 2023

Coverpage

1.   Please revise your cover page to disclose the date the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lorna Knick, Esq.